Exhibit 1

VISTA
ENERGY FOR TOMORROW

# 2024

## 2nd Quarter Results

**Mexico City, July 11, 2024**
**NYSE: VIST**
**BMV: VISTA**

July 11, 2024, Mexico City, Mexico

Vista Energy, S.A.B. de C.V. (“Vista” or the “Company”) (NYSE: VIST in the New York Stock Exchange; BMV: VISTA in the Mexican Stock Exchange), reported today financial and operational results corresponding to Q2 2024.

Q2 2024 highlights:

•

Total production in Q2 2024 was 65,288 boe/d, a 40% increase compared to Q2 2023 and 19% above the previous quarter, mainly driven by solid well performance and ramp-up of activity in Vaca Muerta. Oil production in Q2 2024 was 57,204 bbl/d, a 46% increase y-o-y and 21% above the previous quarter.

•

During Q2 2024, the average realized crude oil price was 71.8 $/bbl, 2% above the average realized crude oil price of Q1 2024, and a 12% increase compared to Q2 2023. In Q2 2024, 64% of commercialized oil volumes were sold at export parity prices, combining both international and domestic markets.

•

The realized natural gas price during Q2 2024 was 3.9 $/MMBtu, flat y-o-y. Average gas prices during the quarter were positively impacted by 14% of total volumes exported at an average price of 7.7 $/MMBtu.

•

Total revenues in Q2 2024 were 396.7 $MM, a 66% increase y-o-y, mainly driven by strong production growth and higher oil realized prices. Net revenues during the quarter were 384.9 $MM. In Q2 2024, net revenues from sales at export parity prices were 250.6 $MM, combining both international and domestic markets. Net revenues from oil and gas exports were 154.2 $MM, representing 40% of total net revenues.

•	Lifting cost in Q2 2024 was 4.5 $/boe, a 6% decrease compared to Q2 2023, reflecting Vista’s low-cost operating model, fully focused on shale oil.

•	Adjusted EBITDA for Q2 2024 was 288.4 $MM, a 90% increase y-o-y, mainly driven by strong revenue growth and lower lifting cost per boe. Adjusted EBITDA margin was 70%, 7 p.p. above Q2 2023.

•

Adjusted Net Income during Q2 2024 totaled 71.7 $MM, a 25% increase y-o-y, mainly driven by higher Adjusted EBITDA, and partially offset by higher Current income tax expense and Depreciation, depletion and amortization. Adjusted EPS was 0.7 $/share in Q2 2024, compared to 0.6 $/share in Q2 2023.

•

Capex during Q2 2024 was 346.0 $MM. The Company invested 266.8 $MM in drilling, completion and workover of Vaca Muerta wells (mainly in connection with the drilling of 14 wells and the completion of 14 wells), 63.2 $MM in development facilities, and 16.0 $MM in G&G studies, IT and other projects.

•

In Q2 2024, Free cash flow was 8.3 $MM, up from -85.1 $MM in Q2 2023 and -83.8 $MM in Q1 2024. Free cash flow turned positive even as the Company accelerated Capex, as strong Adjusted EBITDA generation boosted Cash from operating activities, which was 281.1 $MM during the quarter. Cash flow from financing activities totaled 168.3 $MM (1), mainly driven by proceeds from borrowings of 246.4 $MM and partially offset by the repurchase of shares of 50.0 $MM and repayment of borrowings of 11.5 $MM.

(1)

Q2 2024 Cash flow from financing activities is the sum of: (i) Cash flow generated by financing activities for 162.5 $MM; (ii) Effect of exposure to changes in the foreign currency rate and other financial results of cash and cash equivalents for 6.0 $MM; and (iii) the variation in Government bonds for -0.2 $MM.

Production

Total average net daily production

	Q2-24	Q1-24	Q2-23	▲ y/y	▲ q/q
Total (boe/d)	65,288	55,046	46,557	40%	19%
Oil (bbl/d)	57,204	47,299	39,217	46%	21%
Natural Gas (MMm3/d)	1.26	1.20	1.08	17%	5%
NGL (boe/d)	139	212	553	(75)%	(34)%

Average daily production during Q2 2024 was 65,288 boe/d, a 40% increase y-o-y and a 19% increase q-o-q, driven by the tie-in of 4 pads in Bajada del Palo Oeste and 1 pad in Bajada del Palo Este (BPO-22 through BPO-25, and BPE-4) between late Q1 2024 and early Q2 2024. Oil production was 57,204 bbl/d during Q2 2024, an interannual growth of 46% and a 21% increase compared to Q1 2024. Natural gas production in Q2 2024 was 1.26 MMm3/d, a 17% increase y-o-y and a 5% increase compared to Q1 2024. NGL production in Q2 2024 was 139 boe/d, a 75% decrease y-o-y, and a 34% decrease q-o-q.

Q2 2024 Average net daily production by asset

	Target	Interest	Oil (bbl/d)	Natural Gas (MMm3/d)	NGL (boe/d)	Total (boe/d)	% Total daily average
Total WI production per concession			57,204	1.26	139	65,288	100%

Aguada Federal	Shale	100%	2,670	0.02	3	2,819	4%
Águila Mora	Shale	90%	699	0.04	—	951	1%
Bajada del Palo Este	Shale	100%	5,505	0.04	2	5,752	9%
Bajada del Palo Oeste	Shale	100%	44,546	0.89	30	50,169	77%
Bandurria Norte	Shale	100%	—	—	—	—	—
Bajada del Palo Este	Conventional	100%	41	0.02	4	180	0%
Bajada del Palo Oeste	Conventional	100%	97	0.08	—	584	1%
Coirón Amargo Norte	Conventional	84.6%	86	0.00	—	103	0%
CS-01 (México)	Conventional	100%	625	0.00	—	642	1%

Total operated production			54,269	1.10	39	61,200	94%

25 de Mayo-Medanito (1)	Conventional	—	740	0.01	—	783	1%
Acambuco	Conventional	1.5%	129	(0.01)	—	46	0%
Agua Amarga (1)	Conventional	—	90	0.01	(4)	175	0%
Entre Lomas (1)	Conventional	—	1,258	0.12	104	2,138	3%
Jagüel de los Machos (1)	Conventional	—	718	0.04	—	947	1%

Total non-operated production			2,935	0.17	100	4,088	6%

Total shale production			53,420	0.99	35	59,690	91%

Total conventional production			3,784	0.27	104	5,598	9%

(1)

Transferred Conventional Assets operated by Aconcagua, effective as of March 1, 2023. Since that date Vista remains entitled to 40% of crude oil and natural gas production and reserves, and 100% of LPG and condensates production, of the Transferred Conventional Assets.

Revenues

Total revenues per product

Revenues per product - in $MM	Q2-24	Q1-24	Q2-23	▲ y/y	▲ q/q
Revenues	396.7	317.4	239.6	66%	25%
Export Duties	(11.8)	(9.6)	(8.7)	37%	24%
Net Revenues	384.9	307.8	231.0	67%	25%
Oil	362.8	293.1	212.6	71%	24%
Export market	148.2	119.1	108.6	36%	24%
Domestic market	214.6	174.0	104.0	106%	23%
Domestic market at export parity	102.4	58.6	—	—	75%
Natural Gas	21.9	14.5	17.3	26%	51%
Export market	6.0	7.0	3.5	73%	(13)%
Domestic market	15.8	7.5	13.8	15%	110%
NGL	0.3	0.2	1.1	(74)%	38%

Average realized prices per product

Product	Q2-24	Q1-24	Q2-23	▲ y/y	▲ q/q
Oil ($/bbl)	71.8	70.3	64.3	12%	2%
Export market	76.6	74.0	68.6	12%	3%
Domestic market	68.9	68.0	60.3	14%	1%
Domestic market at export parity	78.8	76.5	—	—	3%
Natural Gas ($/MMBTU)	3.9	2.8	3.9	(1)%	40%
Export market	7.7	6.9	7.6	1%	11%
Domestic market	3.3	1.8	3.5	(6)%	84%
NGL ($/tn)	299	236	357	(16)%	27%

Total sales volumes per product

Product	Q2-24		Q1-24	Q2-23	▲ y/y	▲ q/q
Oil (MMbbl)	5.05	(1)	4.17	3.31	53%	21%
Export market	1.93		1.61	1.58	22%	20%
Domestic market	3.12		2.56	1.72	81%	22%
Domestic market at export parity	1.30		0.77	—	—	70%
Natural Gas (millions of MMBTU)	5.61		5.22	4.41	27%	7%
Export market	0.79		1.01	0.46	70%	(22)%
Domestic market	4.82		4.21	3.95	22%	14%
NGL (Mtn)	0.92		0.85	2.96	(69)%	8%

(1)	During Q2 2024, Vista recorded an inventory build-up of 0.15 MMbbl, resulting from a production of 5.20 MMbbl and sales of 5.05 MMbbl.

During Q2 2024, total revenues were 396.7 $MM, a 66% increase compared to Q2 2023. In Q2 2024, Net revenues from oil and gas exports were 154.2 $MM, representing 40% of total Net revenues, which were 384.9 $MM.

Crude oil net revenues in Q2 2024 totaled 362.8 $MM, representing 94.3% of total Net revenues, a 71% increase compared to Q2 2023, driven by strong oil production growth and higher realized oil prices. Average realized oil price during the quarter was 71.8 $/bbl, 12% higher than Q2 2023. During Q2 2024, the Company exported 38% of crude oil sales volumes at a realized price of 76.6 $/bbl. Net revenues from the oil export market accounted for 41% of net oil revenues, reaching 148.2 $MM during the quarter. During Q2 2024, 62% of volumes were sold to the domestic market at an average price of 73.7 $/bbl or 68.9 $/bbl net of trucking transportation costs. During Q2 2024, the Company trucked 23% of the volumes sold in the domestic market (see Selling Expenses section). During the quarter, 42% of domestic volumes were sold at export parity-linked pricing, leading to 64% of total sales sold at export parity, combining sales to international buyers and domestic buyers paying export prices.

Natural gas net revenues in Q2 2024 were 21.9 $MM, representing 5.7% of total net revenues. The average realized natural gas price for the quarter was 3.9 $/MMBtu, flat compared to Q2 2023. Plan Gas represented 44% of total natural gas sales volume, with an average realized price of 3.8 $/MMBtu during the quarter. Sales to industrial clients represented 42% of total natural gas sales volume at an average realized price of 2.4 $/MMBtu. The remaining 14% of total natural gas sales volume was exported at an average realized price of 7.7 $/MMBtu.

NGL net revenues were 0.3 $MM during Q2 2024, representing 0.1% of total net revenues. NGL average price was 299 $/tn.

Lifting Cost

	Q2-24	Q1-24	Q2-23	▲ y/y	▲ q/q
Lifting Cost ($MM)	26.7	21.6	20.3	31%	24%
Lifting cost ($/boe)	4.5	4.3	4.8	(6)%	4%

Lifting cost during Q2 2024 was 26.7 $MM, a 31% increase y-o-y, driven by a step increase in gathering, processing, compression and power generation activity to accommodate current production and future growth. Lifting cost in Q2 2024 was 4.5 $/boe, down 6% compared to the same quarter of last year, reflecting the Company’s low-cost operating model, fully focused on shale oil.

Selling Expenses

	Q2-24	Q1-24	Q2-23	▲ y/y	▲ q/q
Selling expenses ($MM)	22.1	18.8	15.2	45%	18%
Selling expenses ($/boe)	3.7	3.8	3.6	4%	(1)%

Selling expenses during Q2 2024 were 22.1 $MM, a 45% increase y-o-y, and an 18% increase q-o-q, mainly driven by higher oil and gas transportation costs, and higher expenditure in taxes linked to total revenues, both driven by the quarter’s production increase.

Midstream oil trucking costs

During Q2 2024, the Company trucked 7.9 Mbbl/d of crude oil of which 100% was deducted from sales price in the Net oil revenues, for a total of 11.1 $MM.

Adjusted EBITDA

Adjusted EBITDA reconciliation ($MM)	Q2-24	Q1-24	Q2-23	▲ y	▲ q
Profit for the period, net	139.6	78.7	52.2	87.5	61.0

(+) Income tax expense / (benefit)	29.9	23.4	6.0	23.9	6.5
(+) Financial income (expense), net	10.0	27.0	25.0	(14.9)	(17.0)

Operating profit	179.6	129.1	83.2	96.4	50.5

(+) Depreciation, depletion and amortization	101.0	82.4	62.4	38.6	18.6
(+) Restructuring and reorganization expenses	—	—	0.0	(0.0)	—
(+) Impairment (reversal) of long-lived assets	—	—	—	—	—
(+) Gain related to the transfer of conventional assets	—	—	—	—	—
(+) Other non-cash costs related to the transfer of conventional assets	7.8	9.1	6.2	1.6	(1.3)

Adjusted EBITDA (1)	288.4	220.6	151.8	136.6	67.8

Adjusted EBITDA Margin (%) (2)	70%	68%	63%	+7p.p.	+2p.p.

(1)

Adj. EBITDA = Profit for the year, net + Income tax (expense) / benefit + Financial income (expense), net + Depreciation, depletion and amortization + Transaction costs related to business combinations + Restructuring and reorganization expenses + Gain related to the transfer of conventional assets + Other non-cash costs related to the transfer of conventional assets + Impairment (reversal) of long-lived assets.

(2)

Adj. EBITDA Margin = Adj. EBITDA / (Total revenues + Gain from Exports Increase Program). Adj. EBITDA Margin for Q2-24 (70%) = Adj. EBITDA (288.4 $MM) / (Total revenues (396.7 $MM) + Gain from Exports Increase Program (12.5 $MM)).

Adjusted EBITDA was 288.4 $MM in Q2 2024, a 90% increase compared to Q2 2023, mainly driven by strong revenue growth combined with a lower lifting cost per boe.

Adjusted EBITDA Margin was 70%, improving 7 p.p. vis-à-vis Q2 2023. As of Q4 2023, the Company has adjusted the definition of Adjusted EBITDA Margin to add the Gains from the Exports Increase Program, as noted in the table above. Gains from the Exports Increase Program were 12.5 $MM during Q2 2024, compared to 5.3 $MM in Q1 2024 and 0 $MM in Q2 2023 (the program was introduced in Q4 2023).

Adjusted Net Income

Adjusted Net Income reconciliation ($MM)	Q2-24	Q1-24	Q2-23	▲ y	▲ q
Profit for the period, net	139.6	78.7	52.2	87.5	61.0

Adjustments:
(+) Deferred Income tax	(75.7)	(40.4)	(1.0)	(74.7)	(35.3)
(+) Changes in the fair value of Warrants	—	—	—	—	—
(+) Impairment (reversal) of long-lived assets	—	—	—	—	—
(+) Gain related to the transfer of conventional assets	—	—	—	—	—
(+) Other non-cash costs related to the transfer of conventional assets	7.8	9.1	6.2	1.6	(1.3)
Adjustments to Net Income	(67.9)	(31.3)	5.2	(73.1)	(36.6)

Adjusted Net Income	71.7	47.4	57.3	14.4	24.4

Adjusted EPS ($/share) (1)	0.74	0.49	0.61	0.13	0.25

Adjusted Net Income in Q2 2024 was 71.7 $MM, compared to 57.3 $MM in Q2 2023. The y-o-y change was primarily driven by (a) a higher Adjusted EBITDA of 288.4 $MM in Q2 2024 compared to 151.8 $MM in Q2 2023, and (b) a lower Financial results loss of 10.0 $MM in Q2 2024, compared to 25.0 $MM in Q2 2023; partially offset by (c) higher Current income tax expense of 105.6 $MM in Q2 2024 compared to 7.0 $MM in Q2 2023, and (d) higher Depreciation, depletion and amortization for 101.0 $MM in Q2 2024 compared to 62.4 $MM in Q2 2023.

Adjusted EPS (1) was 0.74 $/share in Q2 2024, compared to 0.61 $/share in Q2 2023 and 0.49 $/share in Q1 2024.

(1)

Adjusted EPS (Earnings per share): Adjusted Net Income/Loss divided by weighted average number of ordinary shares. The weighted average number of ordinary shares for Q2 2024, Q1 2024, and Q2 2023 were 96,690,120, 95,976,064, and 94,424,048, respectively.

Capex

Capex during Q2 2024 was 346.0 $MM. The Company invested 266.8 $MM in drilling, completion and workover of Vaca Muerta wells (mainly in connection with the drilling of 14 wells and the completion of 14 wells), 63.2 $MM in development facilities, and 15.9 $MM in G&G studies, IT and other projects.

Wells tied-in during Q2 2024

Concession	Well name	Pad number	Landing zone	Lateral length (mts)	Total frac stages
Aguada Federal	AF-1561	AF-5	La Cocina	3,244	54
Aguada Federal	AF-1562	AF-5	La Cocina	2,954	57
Aguada Federal	AF-1563	AF-5	La Cocina	2,722	45
Bajada del Palo Oeste	BPO-2881	BPO-25	La Cocina	2,838	49
Bajada del Palo Oeste	BPO-2282	BPO-25	Organic	2,813	49
Bajada del Palo Oeste	BPO-2283	BPO-25	La Cocina	2,838	49
Bajada del Palo Oeste	BPO-2284	BPO-25	Organic	2,813	49
Bajada del Palo Oeste	BPO-2141	BPO-26	Organic	3,043	53
Bajada del Palo Oeste	BPO-2142	BPO-26	La Cocina	3,128	54
Bajada del Palo Oeste	BPO-2143	BPO-26	Organic	3,158	55
Bajada del Palo Oeste	BPO-2144	BPO-26	La Cocina	3,186	55
Bajada del Palo Este	BPE-2181	BPE-4	La Cocina	2,834	53
Bajada del Palo Este	BPE-2182	BPE-4	La Cocina	3,128	59
Bajada del Palo Este	BPE-2183	BPE-4	La Cocina	2,606	49

Financial overview

During Q2 2024, Vista maintained a solid balance sheet, with a cash position at the end of the quarter of 328.2 $MM. Cash flow generated by operating activities was 281.1 $MM, impacted by advanced payments for midstream expansions of 36.4 $MM and partially offset by a decrease in working capital of 32.6 $MM. Cash flow used in investing activities reached 272.9 $MM for the quarter, mostly driven by drilling and completion activity in Vaca Muerta (see Capex section above), reflecting 346.0 $MM of Capex, and a 74.0 $MM decrease in capex-related working capital. In Q2 2024, Free cash flow was 8.3 $MM.

In Q2 2024, cash flow from financing activities totaled 168.3 $MM (1), mainly driven by proceeds from borrowings of 246.4 $MM, partially offset by repurchase of shares of 50.0 $MM and repayment of borrowings of 11.5 $MM.

Gross debt totaled 905.0 $MM as of quarter end, resulting in a net debt of 576.8 $MM. At the end of Q2 2024, net leverage ratio decreased to 0.56x Adj. EBITDA compared to 0.74x at the quarter end Q2 2023.

(1)

Q2 2024 Cash flow from financing activities is the sum of: (i) Cash flow generated by financing activities for 162.5 $MM; (ii) Effect of exposure to changes in the foreign currency rate and other financial results of cash and cash equivalents for 6.0 $MM; and (iii) the variation in Government bonds for -0.2 $MM.

Vista Energy S.A.B. de C.V.

Profit for the period

(Amounts expressed in thousand U.S. dollars)

	Q2 2024	Q1 2024	Q2 2023
Total Revenues (1)	396,715	317,352	239,628
Oil	374,688	302,465	221,584
Natural Gas	21,751	14,666	16,987
NGL and others	276	221	1,057

Cost of Sales	(188,671)	(156,669)	(123,422)

Operating expenses	(26,738)	(21,618)	(20,347)
Stock fluctuation	3,654	1,209	2,130
Depreciation, depletion and amortization	(101,005)	(82,373)	(62,447)
Royalties and others (1)	(56,790)	(44,782)	(36,593)
Other non-cash costs related to the transfer of conventional assets	(7,792)	(9,105)	(6,165)

Gross profit	208,044	160,683	116,206

Selling expenses	(22,140)	(18,839)	(15,232)
General and administrative expenses	(22,390)	(22,110)	(19,776)
Exploration expenses	(2)	(31)	(294)
Other operating income	16,987	9,497	2,268
Other operating expenses	(908)	(115)	(4)
Impairment of long-lived assets	—	—	—

Operating profit (loss)	179,591	129,085	83,168

Interest income	1,319	481	216
Interest expense	(11,219)	(4,897)	(5,226)
Other financial results	(130)	(22,630)	(19,967)

Financial results, net	(10,030)	(27,046)	(24,977)

Profit/(Loss) before income tax	169,561	102,039	58,191

Current income tax (expense)/benefit	(105,613)	(63,789)	(7,017)
Deferred income tax (expense)/benefit	75,692	40,401	1,007

Income tax (expense)/benefit	(29,921)	(23,388)	(6,010)

Profit for the period, net	139,640	78,651	52,181

(1)

As of Q4 2023, “Export Duties” are included in the “Royalties and others” line and added to the “Revenues” line. Previously, the “Revenues” line was presented net of export duties. Q2 2023 values were adjusted accordingly in the tables shown in this document. This adjustment has no effect on Adjusted EBITDA nor Net profit/loss.

Vista Energy S.A.B. de C.V.

Consolidated Balance Sheet

(Amounts expressed in thousand U.S. dollars)

	As of June 30, 2024	As of December 31, 2023
Property, plant and equipment	2,339,417	1,927,759
Goodwill	22,576	22,576
Other intangible assets	9,808	10,026
Right-of-use assets	61,832	61,025
Investments in associates	9,085	8,619
Trade and other receivables	155,415	136,351
Deferred income tax assets	3,828	5,743
Total noncurrent assets	2,601,961	2,172,099
Inventories	9,513	7,549
Trade and other receivables	280,332	205,102
Cash, bank balances and other short-term investments	328,241	213,253
Total current assets	618,086	425,904
Total assets	3,220,047	2,598,003

Deferred income tax liabilities	265,143	383,128
Lease liabilities	31,120	35,600
Provisions	17,207	12,339
Borrowings	699,909	554,832
Employee benefits	5,627	5,703
Total noncurrent liabilities	1,019,006	991,602
Provisions	3,958	4,133
Lease liabilities	23,525	34,868
Borrowings	205,082	61,223
Salaries and payroll taxes	14,794	17,555
Income tax liability	151,747	3
Other taxes and royalties	32,024	36,549
Trade and other payables	367,448	205,055
Total current liabilities	798,578	359,386
Total liabilities	1,817,584	1,350,988
Total Equity	1,402,463	1,247,015

Total equity and liabilities	3,220,047	2,598,003

Vista Energy S.A.B. de C.V.

Consolidated Income Statement

(Amounts expressed in thousand U.S. dollars)

	For the period from April 1st to June 30, 2024	For the period from April 1st to June 30, 2023
Revenue from contracts with customers	396,715	239,628
Revenues from crude oil sales	374,688	221,584
Revenues from natural gas sales	21,751	16,987
Revenues from LPG sales	276	1,057
Cost of sales	(188,671)	(123,422)
Operating costs	(26,738)	(20,347)
Crude oil stock fluctuation	3,654	2,130
Depreciation, depletion and amortization	(101,005)	(62,447)
Royalties and others	(56,790)	(27,940)
Other non-cash costs related to the transfer of conventional assets	(7,792)	(6,165)

Gross profit	208,044	116,206

Selling expenses	(22,140)	(15,232)
General and administrative expenses	(22,390)	(19,776)
Exploration expenses	(2)	(294)
Other operating income	16,987	2,268
Other operating expenses	(908)	(4)

Operating profit	179,591	83,168

Interest income	1,319	216
Interest expense	(11,219)	(5,226)
Other financial income (expense)	(130)	(19,967)

Financial income (expense), net	(10,030)	(24,977)

Profit before income tax	169,561	58,191

Current income tax expense	(105,613)	(7,017)
Deferred income tax (expense) benefit	75,692	1,007

Income tax (expense)	(29,921)	(6,010)

Profit for the period, net	139,640	52,181

Other comprehensive income	11	(773)

Total comprehensive profit for the period	139,651	51,408

Vista Energy S.A.B. de C.V.

Consolidated Statement of Cash Flows

(Amounts expressed in thousand U.S. dollars)

	For the period from April 1st to June 30, 2024	For the period from April 1st to June 30, 2023
Cash flows from operating activities
Profit for the period, net	139,640	52,181
Adjustments to reconcile net cash flows
Items related to operating activities:
Other non-cash costs related to the transfer of conventional assets	7,792	6,165
Share-based payments	9,780	8,211
Net increase (decrease) in provisions	908	(1)
Net changes in foreign exchange rate	(509)	2,548
Discount for well plugging and abandonment	286	616
Interest expense on lease liabilities	756	1,104
Discount of assets and liabilities at present value	316	2,758
Income tax expense	29,921	6,010
Employee benefits	76	(205)
Items related to investing activities:
Interest income	(1,319)	(216)
Changes in the fair value of financial assets	(6,548)	(10,581)
Depreciation and depletion	99,647	61,448
Amortization of intangible assets	1,358	999
Items related to financing activities:
Interest expense	11,219	5,226
Amortized cost	367	579
Remeasurement in borrowings	—	18,762
Other financial income (expense)	5,462	4,181
Changes in working capital:
Trade and other receivables	(19,796)	(12,840)
Inventories	(3,921)	(2,130)
Trade and other payables	16,459	3,975
Payments of employee benefits	(110)	(64)
Salaries and payroll taxes	3,001	(3,674)
Other taxes and royalties	(5,068)	(19,049)
Provisions	(747)	(361)
Income tax payment	(7,823)	(36,363)

Net cash flows provided by operating activities	281,147	89,279

Cash flows from investing activities:
Payments for acquisitions of property, plant and equipment	(271,936)	(161,803)
Payments for the acquisition of AFBN assets	—	(6,250)
Payments for acquisitions of other intangible assets	(1,679)	(1,520)
Payments for acquisitions of investments in associates	(594)	—
Payments for other assets	—	(5,008)
Interest received	1,319	216

Net cash flows (used in) investing activities	(272,890)	(174,365)

	For the period from April 1st to June 30, 2024	For the period from April 1st to June 30, 2023
Cash flows from financing activities:
Proceeds from borrowings	246,417	13,500
Payment of borrowings cost	(566)	(584)
Payment of borrowings principal	(11,537)	(25,274)
Payment of borrowings interest	(4,424)	(4,022)
Payment of lease	(10,916)	(10,237)
Share repurchase	(49,982)	—
Payments of other financial expense	(6,457)	(3,362)

Net cash flow provided by (used in) financing activities	162,535	(29,979)

Net increase (decrease) in cash and cash equivalents	170,792	(115,065)

Cash and cash equivalents at beginning of period	144,762	347,665
Effect of exposure to changes in the foreign currency rate and other financial results of cash and cash equivalents	6,008	(12,923)
Net increase (decrease) in cash and cash equivalents	170,792	(115,065)

Cash and cash equivalents at end of the period	321,562	219,677

Note: Vista’s historical operational and financial information is available on the Company’s website (www.vistaenergy.com/investors) in spreadsheet format.

Glossary, currency and definitions:

•

Note: Amounts are expressed in U.S. dollars, unless otherwise stated, and in accordance with International Financial Reporting Standards (IFRS). All the amounts are unaudited. Amounts may not match with totals due to rounding up.

•	Conversion metrics

•	1 cubic meter of oil = 6.2898 barrels of oil

•	1,000 cubic meters of gas = 6.2898 barrels of oil equivalent

•	1 million British thermal units = 27.096 cubic meters of gas

•	▲ q/q: Represents the percentage variation quarter on quarter

•	▲ y/y: Represents the percentage variation year on year

•	▲ q: Represents the variation in million U.S. dollars quarter on quarter

•	▲ y: Represents the variation in million U.S. dollars year on year

•	$MM: Million U.S. dollars

•	$M: Thousand U.S. dollars

•	$/bbl: U.S. dollars per barrel of oil

•	$/boe: U.S. dollars per barrel of oil equivalent

•	$/MMBtu: U.S. dollars per million British thermal unit

•	$/tn: U.S. dollars per metric ton

•

Adj. EBITDA / Adjusted EBITDA: Profit for the year, net + Income tax (expense) / benefit + Financial income (expense), net + Depreciation, depletion and amortization + Transaction costs related to business combinations + Restructuring and reorganization expenses + Gain related to the transfer of conventional assets + Other non-cash costs related to the transfer of conventional assets + Impairment (reversal) of long-lived assets

•	Adjusted EBITDA margin: Adjusted EBITDA divided by Total Revenues plus Gain from Exports Increase Program

•	Adjusted EPS (Earnings per share): Adjusted Net Income/Loss divided by weighted average number of ordinary shares

•

Adjusted Net Income/Loss: Profit for the year, net + Deferred Income Tax (expense) + Changes in the fair value of the warrants + Impairment (reversal) of long-lived assets + Gain related to the transfer of conventional assets + Other non-cash costs related to the transfer of conventional assets

•	boe: barrels of oil equivalent (see conversion metrics above)

•	boe/d: Barrels of oil equivalent per day

•	bbl/d: Barrels of oil per day

•

Conventional Assets Transaction: assets transferred to Aconcagua, effective on March 1st, 2023. After such date Vista remains entitled to 40% of crude oil and natural gas production and reserves, and 100% of LPG and condensates production, of the Transferred Conventional Assets.

•	Free cash flow is calculated as Operating activities cash flow plus Investing activities cash flow

•

Lifting cost includes production, transportation, treatment and field support services; excludes crude oil stock fluctuations, depreciation, depletion and amortization, royalties and others, selling expenses, exploration expenses, general and administrative expenses and Other non-cash costs related to the transfer of conventional assets

•	MMboe: Million barrels of oil equivalent

•	MMm3/d: Million cubic meters per day

•	Mts: meters

•

Plan Gas: refers to the regulation set forth by Resolution No. 391/2020 whereby Vista was allocated 0.86 MMm3/d volume over a total of 67.4 MMm3/d at an average annual price of 3.29 $/MMBtu for a four-year term ending of December 31, 2025

•

Transferred Conventional Assets: Entre Lomas Río Negro, Entre Lomas Neuquén, Jarilla Quemada, Charco del Palenque, 25 de Mayo Medanito SE and Jagüel de los Machos concessions operated by Aconcagua, effective as of March 1, 2023

•	Q#: Q followed by 1, 2, 3 or 4 represents the corresponding quarter of a certain year

•	q-o-q: Quarter on quarter

•	y-o-y: Year on year

DISCLAIMER

Additional information about Vista Energy, S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized under the laws of Mexico (the “Company” or “Vista”) can be found in the “Investors” section on the website at www.vistaenergy.com.

This presentation does not constitute an offer to sell or the solicitation of any offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities Exchange Commission (“SEC”), the Mexican National Securities Registry held by the Mexican National Banking and Securities Commission (“CNBV”) or an exemption from such registrations.

This presentation does not contain all the Company’s financial information. As a result, investors should read this presentation in conjunction with the Company’s consolidated financial statements and other financial information available on the Company’s website. All the amounts contained herein are unaudited.

Rounding amounts and percentages: Certain amounts and percentages included in this presentation have been rounded for ease of presentation. Percentage figures included in this presentation have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this presentation may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this presentation may not sum due to rounding.

This presentation contains certain metrics that do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

No reliance may be placed for any purpose whatsoever on the information contained in this document or on its completeness. Certain information contained in this document has been obtained from published sources, which may not have been independently verified or audited. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company, or any of its affiliates (within the meaning of Rule 405 under the Act, “Affiliates”), members, directors, officers or employees or any other person (the “Related Parties”) as to the accuracy, completeness or fairness of the information or opinions contained in this presentation or any other material discussed verbally, and any reliance you place on them will be at your sole risk. Any opinions presented herein are based on general information gathered at the time of writing and are subject to change without notice. In addition, no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) is or will be accepted by the Company or any of its Related Parties in relation to such information or opinions or any other matter in connection with this presentation or its contents or otherwise arising in connection therewith.

This presentation also includes certain non-IFRS (International Financial Reporting Standards) financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice.

This presentation includes “forward-looking statements” concerning the future. The words such as “believes,” “thinks,” “forecasts,” “expects,” “anticipates,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions are included with the intention of identifying statements about the future. For the avoidance of doubt, any projection, guidance or similar estimation about the future or future results, performance or achievements is a forward-looking statement. Although the assumptions and estimates on which forward-looking statements are based are believed by our management to be reasonable and based on the best currently available information, such forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.

There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. Projections related to production results as well as costs estimations are based on information as of the date of this presentation and reflect numerous assumptions including assumptions with respect to type curves for new well designs and certain frac spacing expectations, all of which are difficult to predict and many of which are beyond our control and remain subject to several risks and uncertainties. The inclusion of the projected financial information in this document should not be regarded as an indication that we or our management considered or consider the projections to be a reliable prediction of future events. As such, no representation can be made as to the attainability of projections, guidances or other estimations of future results, performance or achievements. We have not warranted the accuracy, reliability, appropriateness or completeness of the projections to anyone. Neither our management nor any of our representatives has made or makes any representation to any person regarding our future performance compared to the information contained in the projections, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error. We may or may not refer back to these projections in our future periodic reports filed under the Exchange Act. These expectations and projections are subject to significant known and unknown risks and uncertainties which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected or projected results, performance or achievements expressed or implied by such forward-looking statements. Many important factors could cause our actual results, performance or achievements to differ materially from those expressed or implied in our forward-looking statements, including, among other things: uncertainties relating to future government concessions and exploration permits; adverse outcomes in litigation that may arise in the future; general political, economic, social, demographic and business conditions in Argentina, Mexico and in other countries in which we operate; the impact of political developments and uncertainties relating to political and economic conditions in Argentina, including the policies of the newly elected government in Argentina; significant economic or political developments in Mexico and the United States; uncertainties regarding the recent Mexican legislative and presidential elections and the transition to the new administration scheduled for October 2024; changes in law, rules, regulations and interpretations and enforcements thereto applicable to the Argentine and Mexican energy sectors and throughout Latin America, including changes to the regulatory environment in which we operate and changes to programs established to promote investments in the energy industry; any unexpected increases in financing costs or an inability to obtain financing and/or additional capital pursuant to attractive terms; any changes in the capital markets in general that may affect the policies or attitude in Argentina and/or Mexico, and/or Argentine and Mexican companies with respect to financings extended to or investments made in Argentina and Mexico or Argentine and Mexican companies; fines or other penalties and claims by the authorities and/or customers; any future restrictions on the ability to exchange Mexican or Argentine Pesos into foreign currencies or to transfer funds abroad; the revocation or amendment of our respective concession agreements by the granting authority; our ability to implement our capital expenditures plans or business strategy, including our ability to obtain financing when necessary and on reasonable terms; government intervention, including measures that result in changes to the Argentine and Mexican, labor markets, exchange markets or tax systems; continued and/or higher rates of inflation and fluctuations in exchange rates, including the devaluation of the Mexican Peso or Argentine Peso; any force majeure events, or fluctuations or reductions in the value of Argentine public debt; changes to the demand for energy; the effects of pandemic or epidemic and any subsequent mandatory regulatory restrictions or containment measures; environmental, health and safety regulations and industry standards that are becoming more stringent; energy markets, including the timing and extent of changes and volatility in commodity prices, and the impact of any protracted or material reduction in oil prices from historical averages; our relationship with our employees and our ability to retain key members of our senior management and key technical employees; the ability of our directors and officers to identify an adequate number of potential acquisition opportunities; our expectations with respect to the performance of our recently acquired businesses; our expectations for future production, costs and crude oil prices used in our projections; uncertainties inherent in making estimates of our oil and gas reserves including recently discovered oil and gas reserves; increased market competition in the energy sectors in Argentina and Mexico; potential changes in regulation and free trade agreements as a result of U.S., Mexican or other Latin American political conditions; environmental regulations and internal policies to achieve global climate targets; the ongoing conflict involving Russia and Ukraine; and more recently, the Israel-Hamas conflict.

Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this presentation. Further information concerning risks and uncertainties associated with these forward-looking statements and Vista’s business can be found in Vista’s public disclosures filed on EDGAR (www.sec.gov) or at the web page of the Mexican Stock Exchange (www.bmv.com.mx).

You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This presentation is not intended to constitute and should not be construed as investment advice.

Other Information

Vista routinely posts important information for investors in the Investor Relations support section on its website, www.vistaenergy.com. From time to time, Vista may use its website as a channel of distribution of material information.

Accordingly, investors should monitor Vista’s Investor Relations website, in addition to following Vista’s press releases, SEC filings, public conference calls and webcasts.

INVESTORS CONTACT:

ir@vistaenergy.com

Phone in Argentina: +54.11.3754.8500

Phone in Mexico: +52.55.8647.0128